SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D/A Under the Securities Exchange Act of 1934 (Amendment No. 5)* State National Companies, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

85711T 305
(CUSIP Number)

Terry Lee Ledbetter c/o State National Companies, Inc. 1900 L. Don Dodson Drive Bedford, Texas 76021 (817) 265-2000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 17, 2017
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.   85711T 305

1.	Name of Reporting Persons. Terry Lee Ledbetter

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No.   85711T 305

1.	Name of Reporting Persons. Reta Laurie Ledbetter

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No.   85711T 305

Item 1.          Security and Issuer
This Schedule 13D/A (“Amendment”) constitutes Amendment No. 5 to the Schedule 13D on behalf of the Reporting Persons, initially filed on December 23, 2014, as amended by Amendment No. 1 filed on May 1, 2015, Amendment No. 2 filed on May 10, 2016, Amendment No. 3 filed on May 10, 2017 and Amendment No. 4 filed on August 1, 2017.  This Amendment No. 5 constitutes an exit filing for the Reporting Persons.
Item 4.          Purpose of the Transaction
Item 4 of the Reporting Persons’ Schedule 13D is hereby amended to include the following:
This Amendment No. 5 is being filed to report the termination of beneficial ownership of all shares of common stock previously beneficially owned by the Reporting Persons as a result of the consummation of the merger (the “Merger”) contemplated by the Agreement and Plan of Merger, dated as of July 26, 2017 (the “Merger Agreement”), by and among State National Companies, Inc. (the “Company”), Markel Corporation (“Parent”) and Markelverick Corporation (“Merger Sub”).
On November 17, 2017, (the “Effective Time”), Merger Sub was merged with and into the Company, with the Company surviving the Merger as a direct, wholly-owned subsidiary of Parent.  Subject to the terms and conditions of the Merger Agreement, at the Effective Time, each issued and outstanding share of common stock of the Company (“Company Common Stock”) (other than shares of Company Common Stock held by the Company as treasury shares or held by subsidiaries of the Company, dissenting shares or shares of performance-based restricted stock, which were treated as described in the Merger Agreement) was automatically canceled and converted into the right to receive $21.00 in cash, without interest and less any required withholding tax.  As a result of the Merger, the Reporting Persons no longer own shares of Company Common Stock.

Item 5.          Interest in Securities of the Issuer
Item 5 of the Reporting Persons’ Schedule 13D is hereby amended and restated as follows:
The disclosure from Item 4 above is hereby incorporated by reference.
(a) As of the date hereof, none of the Reporting Persons have beneficial ownership of any shares of Company Common Stock.
(b) Not applicable.
(c) Other than as described in Item 4 above, the Reporting Persons have not effected any transactions in the Company Common Stock during the 60 days prior to the Effective Time.
(d) Not applicable.
(e) Each of the Reporting Persons ceased to be a beneficial owner of 5.0% or more of the Company Common Stock on November 17, 2017.
Item 6.          Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Reporting Persons’ Schedule 13D is hereby amended and supplemented as follows:

At the Effective Time, the voting agreement between Parent and the Reporting Persons, dated as of July 26, 2017, previously filed with the SEC on August 1, 2017, was terminated according to its terms.

CUSIP No.   85711T 305

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: November 17, 2017
By:	/s/ Terry Lee Ledbetter
Name:	Terry Lee Ledbetter

By:	/s/ Reta Laurie Ledbetter
Name:	Reta Laurie Ledbetter